January 28, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (704) 715-4494

G. Kennedy Thompson
Chief Executive Officer
Wachovia Corporation
301 South College Street
Charlotte, NC 28288

      Re: Wachovia Corporation
               Definitive 14A
               Filed March 9, 2007
               File No. 01-10000

Dear Mr. Thompson:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

               Sincerely,

               Christian Windsor
               Special Counsel